EXHIBIT 23(b)

                      Independent Auditors' Consent


The Board of Directors of
ACCESS Pharmaceuticals, Inc.

We consent to the use of our report on the 1998 consolidated financial statements of ACCESS Pharmaceuticals, Inc. (a development stage enterprise) included herein and to the reference to our Firm under the heading "Experts" in the prospectus.

Our report dated February 12, 1999, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has incurred negative cash flows from operations since inception and these matters raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.



/s/  GRANT THORNTON LLP
------------------------
GRANT THORNTON LLP


Dallas, Texas
January 24, 2000